UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of

the Securities Exchange Act of 1934

Filed by the Registrant ☒
Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐   Preliminary Proxy Statement

☐   Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐   Definitive Proxy Statement

☒   Definitive Additional Materials

☐   Soliciting Material Pursuant to §240.14a-12

TD SYNNEX CORPORATION

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒   No fee required.

☐   Fee paid previously with preliminary materials.

☐   Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11.

TD SYNNEX Corporation
Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on April 2, 2025 at 1:00 p.m. Eastern Daylight Time
39 Pelham Ridge Drive, Greenville, SC 29615

This is not a ballot. You cannot use this notice to vote your shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

The CEO Letter, Proxy Statement and Annual Report to Stockholders are available at: https://web.viewproxy.com/TDSYNNEX/2025.

If you want to receive a paper or e-mail copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed below on or before March 25, 2025 to facilitate timely delivery.

Important information regarding the Internet availability of the Company's proxy materials, instructions for accessing your proxy materials and voting online, and instructions for requesting paper or e-mail copies of your proxy materials are provided on the reverse side of this Notice.

STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING AND VOTE IN PERSON.

To the Stockholders of TD SYNNEX Corporation:

Notice is hereby given that the Annual Meeting of Stockholders of TD SYNNEX Corporation will be held on April 2, 2025 at 1:00 p.m. Eastern Daylight Time at 39 Pelham Ridge Drive, Greenville, SC 29615 for the following purposes:

The Board of Directors recommends voting FOR proposals 1 through 7, and AGAINST proposal 8.

1. Election of Directors
   01. Ann Vezina 02. Patrick Zammit 03. Kathleen Crusco 04. Ting Herh 05. Richard Hume 06. Kenneth Lamneck 07. Nayaki Nayyar 08. Dennis Polk
   09. Claude Pumilia 10. Merline Saintil

2. An advisory vote to approve our Executive Compensation

3. Ratification of the appointment of KPMG LLP as our independent registered public accountants

4. Charter amendment to eliminate supermajority voting requirements

5. Charter amendment to remove obsolete provisions

6. Charter amendment limiting liability of certain officers

7. Board of Directors' proposal on creation of a stockholder right to call a special meeting of stockholders

8. Stockholder proposal regarding shareholder ability to call for a special shareholder meeting, if properly presented

9. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

The Securities and Exchange Commission rules permit us to make our proxy materials available to our stockholders via the Internet.

Material for this Annual Meeting and future meetings may be requested by one of the following methods:

INTERNET — To view your proxy materials online, go to https://web.viewproxy.com/TDSYNNEX/2025. Have the 11-digit control number available when you access the website and follow the instructions.

TELEPHONE — **Call 1-877-777-2857   TOLL FREE**

E-MAIL — By email at: requests@viewproxy.com
* If requesting material by e-mail, please send a blank email with the company name and your 11-digit control number (located below) in the subject line. No other requests, instructions, or other inquiries should be included with your email requesting material.

You must use the 11-digit control number located in the box below.



SCAN TO VIEW MATERIALS & VOTE

CONTROL NUMBER



TD SYNNEX Corporation
39 Pelham Ridge Drive, Greenville, SC 29615

The following proxy materials are available to you to review at:
https://web.viewproxy.com/TDSYNNEX/2025

- **CEO Letter**
- **2025 Proxy Statement**
- **2024 Annual Report**

To obtain directions to the Annual Meeting, email Investor Relations at ir@tdsynnex.com.

ACCESSING YOUR PROXY MATERIALS ONLINE

Have this notice available when you request a paper copy of the proxy materials or to vote your proxy electronically.
You must reference your control number to vote by Internet or request hard copy.

You May Vote Your Proxy When You View The Material On The Internet.
You Will Be Asked To Follow The Prompts To Vote Your Shares.

Your electronic vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed, dated, and returned the proxy card.

REQUESTING A PAPER COPY OF THE PROXY MATERIALS

By telephone, please call **1-877-777-2857**
or
By logging onto https://web.viewproxy.com/TDSYNNEX/2025

or
By email at: requests@viewproxy.com

Please include the company name and your control number in the subject line.